MASTERWORKS

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Nicolas Party



69%

Similar Sales Appreciation Rate[1]

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Similar Sales Are Surging

Works similar to our offering have grown at an annualized rate of 69% (2018-2022).[1]



Extreme Scarcity Drives Demand

Nicolas Party hasn't painted a similar landscape since 2019 which is driving massive collector demand for this limited series of work.



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Party Leads Record Price Growth

Party's Record Price Growth Rate of 238% represents the highest of any artist on the Masterworks platform.[2]



VA
THEVALUE.COM
20/21
AUCTION RECORD
LOT # 88
NICOLAS PARTY
(B. 1980)
CHRISTIE'S



"10 CONTEMPORARY ARTISTS TO INVEST IN RIGHT NOW"

CHRISTIE'S

2020

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Important Disclosures

More information on the Offering Circular can be found at sec.gov

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

1. The data point above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Nicolas Party with the following criteria: Natural landscapes on canvas executed in vertical format where height is greater than length, excluding works from the Rocks series. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the data point above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 69.0% CAGR implied from selected sales occurring from September 21, 2018, to November 30, 2022.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Nicolas Party have a record price compound annual growth rate ("CAGR") of 238.0% from June 15, 2016 to June 30, 2023. This calculation is based on (i) a record price of $1,037 on June 15, 2016, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,508,042, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.